Exhibit 99.2

ASX ANNOUNCEMENT
21 August 2026

Elevra Completes Binding Supply Agreement with Mangrove Lithium

North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has executed a binding Spodumene Concentrate Supply Agreement (the “Agreement”) with Mangrove Lithium (“Mangrove”) for the long-term supply of spodumene concentrate produced at North American Lithium (“NAL”) in Québec.
The Agreement follows the non-binding Memorandum of Understanding (“MoU”) announced by Elevra on 10 February 20261. Since that time, Elevra and Mangrove have finalised technical, logistics and commercial terms, resulting in a definitive, binding Agreement (subject to achievement of agreed conditions precedent) for the supply of spodumene concentrate to Mangrove’s 20,000 tonne per annum LCE (Lithium Carbonate Equivalent) conversion facility proposed to be developed in Eastern Canada.
Elevra’s Chief Executive Officer and Managing Director, Lucas Dow, said: “This binding agreement with Mangrove Lithium is a significant step forward from the MoU we announced. It provides Elevra with a long-term local customer for NAL production on attractive terms, backed by a price floor set above our expected cost of production and with no price ceiling to limit potential upside. Supplying a customer located close to NAL also allows us to avoid the seaborne freight costs associated with shipping to international customers, which further supports our margins.
“We are pleased that both Elevra and Mangrove Lithium have separately attracted the support of the Canada Growth Fund. That shared backing is a strong signal of the Canadian government’s commitment to building a domestic lithium supply chain.”
Saad Dara, Mangrove Lithium CEO and Founder, commented: “We are very pleased to have converted the MoU with Elevra into a binding supply agreement. This is a significant step forward for Mangrove and for the development of a Canadian lithium supply chain. It provides greater certainty around a key feedstock source for our planned Eastern Canada lithium conversion facility and brings together an integrated mine-to-chemicals supply chain within Canada, which is central to Mangrove’s strategy for commercialisation of our proprietary technology. The partnership with Elevra also helps establish an integrated critical minerals infrastructure needed to strengthen North America’s energy security and battery materials competitiveness, while reducing reliance on overseas processing.”
“The support that both Mangrove and Elevra have received from the Canada Growth Fund further demonstrates the strategic importance being placed on developing this capability in Canada. We are proud to be working with Elevra to advance the lithium supply chain that can support Canada’s growing battery manufacturing ecosystem and contribute to energy security across the G7.”

Contract Term and Volumes

The Agreement has an initial term of seven (7) years, increased from five years under the MoU, with a further seven-year (7) renewal, unless either party elects to terminate. Consistent with the arrangements contemplated under the MoU, performance under the Agreement remains subject to Mangrove securing the necessary project financing, taking a positive Final Investment Decision (FID), and achieving sustained commercial operations of no less than 50% of nameplate capacity.

1 See ASX announcement “Elevra Signs Non-Binding Offtake MOU with Mangrove Lithium” dated 10 February 2026.

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Contracted annual volumes total 122,000 dry metric tonnes (“dmt”) in Year 1 and 144,000 dmt of spodumene concentrate 6% equivalent beginning in Year 2, on a take or pay basis. Mangrove may elect to increase the volume in any year by up to 20%, subject to available capacity at NAL and Elevra’s agreement. Additionally, Mangrove may elect to purchase up to 72,000 dmt in any 12-month period prior to reaching Commercial Operation.

Under the terms of the Agreement, Mangrove must achieve FID by 31 December 2028 and Commercial Operation no more than three years later.

Market-Linked Pricing with Downside Protection

Under the Agreement, the price payable to Elevra is linked to market-based pricing for spodumene concentrate. The final price will reflect the long-term purchase commitment made by Mangrove and will be adjusted to account for product grade (as is industry practice).
Importantly, the Agreement includes a floor price which Management expects to be above NAL’s cost of production, providing Elevra with downside price protection over the life of the Agreement. Further, and in contrast to the pricing contemplated under the MoU, the Agreement contains no price ceiling and preserves Elevra’s full exposure to any future increase in spodumene concentrate prices.

Benefits of Local Delivery

Mangrove’s conversion facility, which is subject to Mangrove obtaining financing and announcing a Final Investment Decision, is expected to be located within Eastern Canada and will include both spodumene concentrate processing and lithium refining using Mangrove’s proprietary electrochemical technology. As deliveries under the Agreement will be to a domestic North American customer, Elevra expects to avoid the ocean freight costs that it would otherwise incur delivering spodumene concentrate to international customers.

Canadian Government Support through Canada Growth Fund

Mangrove previously secured up to US$85 million in structured financing led by the Canada Growth Fund (CGF), announced in January 2026. Elevra has also received strategic backing from CGF by way of an investment in convertible notes to fund the staged NAL Brownfield Expansion2.

Elevra considers that this shared support from CGF, a C$15 billion investment vehicle established to attract private capital into strategically important Canadian projects, reflects strong Canadian government backing for the establishment of a secure, domestic mine-to-chemicals lithium supply chain.

About Mangrove Lithium

Mangrove Lithium is a lithium refining technology company headquartered in Delta, British Columbia, Canada, with a mission to build scalable, battery-grade lithium production across North America and beyond. The Company has developed a patented electrochemical refining technology that converts diverse feedstocks into high-purity battery-grade lithium hydroxide and carbonate. Mangrove’s platform enables economic lithium production and is designed to integrate seamlessly into upstream and downstream supply chains. Backed by Canada Growth Fund, Breakthrough Energy Ventures, BMW i Ventures, Mitsubishi Corporation, Asahi Kasei, Orion Industrial Ventures, Export Development Canada and BDC Capital, Mangrove Lithium is advancing lithium infrastructure to meet the global demand for secure, domestic battery production. Learn more at www.mangrovelithium.com.

For more information please contact:
Carl McBeath
Communications Manager
carlmcbeath@mangrovelithium.com

2 See ASX announcement “Elevra Announces Transformational Financing Package to Accelerate Growth” announced 12 May 2026.

ELEVRA LITHIUM	2

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.
For more information, please visit us at www.elevra.com
For more information, please contact:
Andrew Barber

Investor Relations

PH: +617 3369 7058

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